UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendments No. __)*



                                NARROWSTEP, INC.
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                                (Name of Issuer)


                        Common Stock, $0.000001 par value
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                           (Title of Class Securities)


                                    631082203
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                                 (CUSIP Number)

                                 Barak Bar-Cohen
                                President and COO
                          Granahan McCourt Capital LLC
                              179 Stoneybrook Road
                           Hopewell, New Jersey 08525
                               (6095) 609-333-1200
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                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)


                                February 22, 2006
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                  (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  631082203

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Granahan McCourt Capital LLC
      20-2298061
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [   ].............................................................
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      (b)  ..................................................................
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   3. SEC Use Only...........................................................
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   4. Source of Funds     WC.................................................
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   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
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   6. Citizenship or Place of Organization     Delaware......................
                                            ---------------------------------
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Number of     7.  Sole Voting Power        10,000,000........................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person With:
              ----------------------------------------------------------------
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              8. Shared Voting Power
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              9.  Sole Dispositive Power        10,000,000....................
                                          ------------------------------------
              ----------------------------------------------------------------
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              10.  Shared Dispositive Power       ............................
                                             ---------------------------------
              ----------------------------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person  10,000,000
                                                               --------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)     16.04%

14.  Type of Reporting Person (See Instructions)

CUSIP No.  631082203

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      David C. McCourt
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [   ]..............................................................
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      (b)  ...................................................................
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   3. SEC Use Only............................................................
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   4. Source of Funds    WC...................................................
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   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
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   6. Citizenship or Place of Organization     United States..................
                                            ----------------------------------
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Number of     7.  Sole Voting Power        10,000,000.........................
                                     -----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person With:
              ----------------------------------------------------------------
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              8. Shared Voting Power
              ----------------------------------------------------------------
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              9.  Sole Dispositive Power       10,000,000.....................
                                          ------------------------------------
              ----------------------------------------------------------------
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              10.  Shared Dispositive Power       ............................
                                             ---------------------------------
              ----------------------------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person     10,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)     16.04 %

14. Type of Reporting Person (See Instructions)

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock ("Common Stock"), par value $0.000001 of Narrowstep, Inc., a Delaware corporation ("Company"). The principal executive offices of Company are located at 60 Parsons Green Lane, London, SW6 4UH, United Kingdom.

Item 2.  Identity and Background

         Name:  Granahan McCourt Capital LLC ("Granahan McCourt")
         Place of Organization:  Delaware
         Principal Business:  Investment
         Address: 179 Stoneybrook Road, Hopewell, New Jersey 08525 Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name:  David C. McCourt
         Business Address: 179 Stoneybrook Road, Hopewell, New Jersey 08525 Principal Occupation: Chairman and CEO, Granahan McCourt Capital LLC Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None
         Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Granahan McCourt to purchase 5,000,000 shares of Common Stock and the Series A Warrants and the Series B Warrants (which together may be converted into 5,000,000 shares of Common Stock) owned by it was $3,000,000. Such amount was derived from working capital.

Item 4.  Purpose of Transaction

On February 22, 2006, various investors which included Granahan McCourt (collectively, the "Investors") were parties to definitive agreements with the Company for the sale of Common Stock and warrants for a total purchase price of $7.4 million, of which $5.84 million has already been received. Pursuant to this financing, the Investors agreed to purchase a total of 12,333,333 shares of Common Stock at a purchase price of $0.60 per share. The Investors will also receive five-year warrants giving them the right to purchase an aggregate of 12,333,333 shares, half at $0.60 per share and the other half at $1.20 per share. The Company expects to receive the remaining $1.56 million on or prior to March 7, 2006. Under the terms of the transaction, the Company is obligated to register the shares and the shares issuable upon the exercise of the warrants for resale by the Investors.

As part of the financing as described above and so long as the Investors are the beneficial owner of at least shall own 5,000,000 shares of Common Stock (the "Ownership Condition"), the Investors shall have the right to submit one designee, who shall be David C. McCourt or another individual acceptable to the Company's Board of Directors (the "Investor Designee") to be (a) elected to the Company's Board of Directors to serve until the Company's next shareholders' meeting called for the purpose of electing members of the Board of Directors, if a vacancy exists at any time after the closing of the above financing and before such stockholders' meeting, (b) nominated and recommended by the Board of Directors for election in the case of board seats to be filled at a shareholders' meeting, and (c) included for election in the Company's future proxy statements.

The Reporting Persons may from time to time commence the formulation of plans to seek maximization of the value of Common Stock of the Company. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the above and subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of February 22, 2006, Granahan McCourt directly beneficially owned 5,000,000 shares of Common Stock as well as the Series A Warrants and the Series B Warrants (which together may be converted into 5,000,000 shares of Common Stock). On a fully diluted basis, the Reporting Persons directly or indirectly beneficially owned 16.04% of Common Stock of the Company. David C. McCourt indirectly owned the foregoing Common Stock, Series A Warrants, and Series B Warrants on the basis that he is the sole owner of Granahan McCourt.

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) A list of transactions during the past 60 days.

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Party            Date     Amount     Type of          Price    How
                          Bought                      Per
                          (Sold)     Securities       Share    Effected
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Granahan         2/2/06   5,000,000  Common Stock     $0.60    Privately
McCourt Capital                                                Negotiated
LLC                                                            Transactions
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Granahan         2/2/06              Series A                  Privately
McCourt Capital                      Warrants (may             Negotiated
LLC                                  be converted              Transactions
                                 into 2,500,000
                                     shares of
                                 Common Stock at
                                     $0.60 per share)
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Granahan         2/2/06              Series B                  Privately
McCourt Capital                      Warrants (may             Negotiated
LLC                                  be converted              Transactions
                                 into 2,500,000
                                     shares of
                                 Common Stock at
                                     $1.20 per share)
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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

David C. McCourt is the Chairman and CEO of Granahan McCourt. He also controls and manages Granahan McCourt.

Item 7.  Material to Be Filed as Exhibits

            Exhibit No.               Description
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                                    SIGNATURE

Date:  February 28, 2006
                          GRANAHAN MCCOURT CAPITAL LLC

                              /s/  David C. McCourt
                              ------------------------------------------------
                              David C. McCourt, Chairman & CEO


                              DAVID C. MCCOURT

                              /s/   David C. McCourt

                                    EXHIBIT A


                 Identification and Classification of Members of the Group


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                Name                             Classification

                                    EXHIBIT B


                       Joint Filing Agreement Pursuant to Rule 13d-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


                                    SIGNATURE

Date:  February 28, 2006
                          GRANAHAN MCCOURT CAPITAL LLC

                              /s/  David C. McCourt
                              ------------------------------------------------
                              David C. McCourt, Chairman & CEO


                              DAVID C. MCCOURT

                              /s/   David C. McCourt